Exhibit 1

PRESS RELEASE

Gentium Announces Extension of License and Supply and Cost Sharing Agreements with Sigma-Tau
New Agreement Further Strengthens Existing Relationship; Up to $15M in Payments to Gentium

VILLA GUARDIA (Como), Italy, January 11, 2010 (BUSINESS WIRE) - Gentium S.p.A. (Nasdaq: GENT) today announced that it has amended its existing License and Supply and Cost Sharing Agreements with Sigma-Tau Pharmaceuticals, Inc. for the development and commercialization of Defibrotide in North America, Central America and South America.  Gentium will retain exclusive rights to Defibrotide in Europe and the rest of the world.

The License and Supply Agreement has been amended to include a license to Sigma-Tau for the intravenous formulation of Defibrotide for the prevention of veno-occlusive disease (VOD) in the Americas and to transfer the New Drug Application (NDA) post approval in the United States (US). In addition, Gentium and Sigma-Tau have agreed to establish a joint steering committee to discuss in good faith, inter alia, the development, filing and relevant funding of Defibrotide for any therapeutic indication in the territory licensed to Sigma-Tau.

Under the amended terms of the Cost Sharing Agreement, the two companies will continue to share development costs for studies currently required for the filing of an NDA for Defibrotide.  In addition, the parties have agreed to negotiate in good faith the funding of certain additional costs that may be required to obtain regulatory approval in the US, and that $1,000,000 of costs reimbursed by Sigma-Tau will be deductible from its future royalty payments due to Gentium under the License and Supply Agreement.

In return for the amended terms, Gentium will receive an initial payment of $7,000,000 from Sigma-Tau in connection with the execution of the amended agreements.  An additional payment of $6,000,000 will be due to Gentium following approval from the FDA to market Defibrotide in the US and a further $2,000,000 will be payable following the transfer of the approved NDA to Sigma-Tau.  Gentium will continue to receive a 7% royalty on net sales of Defibrotide and a supply margin equal to the greater of 31% of net sales of Defibrotide or €50.00 per unit in the Americas.

“We have been collaborating with Sigma-Tau on the development of Defibrotide since 2001 and are delighted to expand this relationship as we move toward completing the studies required for filing an NDA,” said Dr. Khalid Islam, Gentium’s Chairman and Interim CEO.  “We believe that Sigma-Tau is a valuable strategic partner whose aligned interest and marketing know-how in the Americas adds significant value.  Moreover, this agreement with Sigma-Tau will strengthen our balance sheet without the issuance of additional shares.”

“We believe Defibrotide has the potential to not only treat, but also prevent VOD,” said Gregg Lapointe, Chief Executive Officer of Sigma-Tau Pharmaceuticals, Inc.  “We are focused on developing therapies for rare, orphan diseases and remain committed to working closely with Gentium to make Defibrotide, a potentially lifesaving treatment, available to patients as quickly as possible.”

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as an important complication of stem cell transplantation. Certain high-dose chemo-radiation therapy regimens used as part of SCT can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children.  There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the US Food and Drug Administration and EMEA to prevent and to treat VOD and Fast Track designation by the US FDA for the treatment of severe VOD in recipients of stem cell transplants.

About Sigma-Tau

sigma-tau is a leading, international, pharmaceutical group that invests in the research, development and marketing of innovative and effective treatments to improve patient well-being and quality of life. sigma-tau has its headquarters in Pomezia (Rome, Italy). A total of 13 NCEs and 12 known molecular entities in 33 different indications are at various stages of development. Among them, several are aimed at rare diseases. Therapeutic areas in which the company's research and development are focused include metabolism, neurology, cardiovascular, oncology and immunology.
sigma-tau website: www.sigma-tau.it

Sigma-Tau Pharmaceuticals, Inc. is a U.S. based, wholly owned subsidiary of the Sigma-Tau Group, and is dedicated solely to the global development and commercialization of medicines for patients with rare diseases. Sigma-Tau Pharmaceuticals, Inc. is based in Gaithersburg, Maryland. Since 1989, the company’s products have been focused on rare diseases, kidney disease, and cancer. With more than 6,000 identified rare diseases that affect approximately 25 million patients in the United States, Sigma-Tau places its considerable scientific resources behind the development and commercialization of compounds that benefit the few. The company has a substantial development program focused on transplant, cancer, inherited genetic disorders, malaria, and other areas of unmet medical need. For more information about the company, visit www.sigmatau.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including the Company’s ability to obtain regulatory approval for Defibrotide, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20F filed with the Securities and Exchange Commission under the caption “Risk Factors.”

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Contacts:
Gentium S.p.A.
Gary Gemignani, +1 212-332-1666
Chief Financial Officer
ggemignani@gentium.com

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com